As Filed with the Securities and Exchange Commission on March 6, 2013

File No. 812-[____]

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY
ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(A) OF SUCH ACT AND RULE 18F-2 THEREUNDER AND CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

IN THE MATTER OF THE APPLICATION

OF

EQUINOX FUNDS TRUST

AND

EQUINOX INSTITUTIONAL ASSET MANAGEMENT LP (FORMERLY, TAPESTRY ASSET MANAGEMENT LP)

Please direct all written or oral communications regarding this Application to:

John M. Ford, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Philadelphia, PA 19103

With copies to:

Phillip Liu

Equinox Institutional Asset Management LP

47 Hulfish Street, Suite 510

Princeton, NJ 08542

Daniel Prezioso

Equinox Fund Management, LLC

1775 Sherman Street, Suite 2500

Denver, CO 80203

This Application (including exhibits) consists of 25 pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: )
)

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

EQUINOX FUNDS TRUST )
17605 Wright Street, Suite 2)
Omaha, Nebraska 68130)
)
EQUINOX INSTITUTIONAL ASSET MANAGEMENT LP )
47 Hulfish Street, Suite 510)
Princeton, NJ 08542)
)
)
)
Investment Company Act of 1940)
File No. 812-[______] )

I.

INTRODUCTION

Equinox Funds Trust (the “Trust”) is a registered open-end management investment company that offers one or more series of shares (each a “Fund” and collectively the “Funds”) advised by Equinox Institutional Asset Management LP (the “Adviser” and together with the Trust, the “Applicants”).  The Applicants hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”),1 including a majority of those who are not “interested persons” of the Trust or of the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”)2 to manage all or a portion of the assets of one or more of the Funds  pursuant to an investment sub-advisory agreement with each Sub-Adviser (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the

1 The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different.

2 The requested relief set forth in this Application will not extend to any Sub-Adviser that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of a Subadvised Fund (as defined below) or the Adviser other than by reason of serving as Sub-Adviser to a Subadvised Fund (an “Affiliated Sub-Adviser”).

Sub-Advisers.  Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the Applicants, as well as to any future Fund and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser or its successors3 (each such entity included in the term “Adviser”)4 ; (ii) uses the multi-manager or manager of managers structure (the “Manager of Managers Structure”) described in this Application; and (iii) complies with the terms and conditions set forth herein (together with any Fund that uses or intends to use Sub-Advisers, each a “Subadvised Fund” and collectively, the “Subadvised Funds”).  The only existing registered open-end investment company that currently intends to rely on the requested order is named as an Applicant.  The Equinox EquityHedge U.S. Strategy Fund is the only existing Fund that currently uses one or more Sub-Advisers and is, therefore, a Sub-Advised Fund.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Subadvised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders.  Under this Manager of Managers Structure, the Adviser evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that without this relief, the Trust may be (i) precluded from promptly and timely hiring Sub-Advisers or materially amending Sub-Advisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the Board.

3 For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

4 Currently, the term Adviser includes Equinox Fund Management, LLC, an existing investment adviser under common control with the Adviser, and therefore an “affiliated person” of the Adviser, as such term is defined in Section 2(a)(3) of the 1940 Act.

II.

BACKGROUND

A.

THE TRUST

The Trust is organized as a Delaware statutory trust  and is registered as an open-end management investment company under the 1940 Act.  The Board consists of four members (the “Trustees”), three of whom are Independent Trustees.  The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Subadvised Fund.  The Trust currently has the following Funds: Equinox Commodity Strategy Fund, Equinox EquityHedge U.S. Strategy Fund, Equinox Abraham Strategy Fund, Equinox Chesapeake Strategy Fund, Equinox Crabel Strategy Fund, Equinox Eclipse Strategy Fund, Equinox John Locke Strategy Fund, Equinox Absolute Return Plus Strategy Fund, Equinox QCM Strategy Fund, Equinox QIM/WNTN Strategy Fund, Equinox Tiverton Strategy Fund and Equinox Campbell Strategy Fund.  However, the Equinox EquityHedge U.S. Strategy Fund is the only Fund that currently intends to use the Manager of Managers Structure.

Each Fund has its own investment objective, policies and restrictions.  Each of the Fund currently has one or more classes of shares that are subject to different expenses, pursuant to Rule 18f-3 under the 1940 Act.  As a result, a Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Fund may issue a class of shares that may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B.

THE ADVISER

Equinox Institutional Asset Management LP, a Delaware limited partnership registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as investment adviser to one Subadvised Fund, the Equinox EquityHedge U.S. Strategy Fund, pursuant to an investment advisory agreement with the Trust (the “Advisory Agreement”).  Each future advisory agreement between an Adviser and a Subadvised Fund is also included in the term “Advisory Agreement.”  The current Adviser’s business address is 125 Village Blvd., Suite 270, Princeton, NJ 08540.  Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Pursuant to the terms of the Advisory Agreement, the Adviser serves as the investment adviser and makes the investment decisions for each Fund and continuously reviews, supervises and administers each Fund’s investment program, subject to the supervision of, and policies established by, the Board.  Pursuant to the terms of the Advisory Agreement, the Adviser also may, subject to the approval of the Board, including a majority of the Independent Trustees, and shareholders of the applicable Subadvised Fund (if required by applicable law), delegate certain responsibilities to one or more Sub-Advisers.  The Adviser will have the overall responsibility for the management of the assets of each Subadvised Fund and, with respect to each Subadvised Fund, the Adviser’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Subadvised Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time.  The Adviser will evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Fund.  The Adviser will also monitor and review each Sub-Adviser and its performance and its compliance with that Subadvised Fund’s investment policies and restrictions. The Adviser may also directly invest the assets of a Subadvised Fund not otherwise allocated to Subadvisers in other mutual funds in accordance with the 1940 Act, the rules thereunder, Commission staff no-action relief or future exemptive relief granted to the Applicants.

For its services to a Subadvised Fund, the Adviser receives an investment advisory fee from the Subadvised Fund specified in the Advisory Agreement.  The investment advisory fee for a Subadvised Fund is calculated daily and paid monthly at an annual rate based on the average daily net assets of such Subadvised Fund.  In the interest of limiting the expenses of the Fund, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for a Subadvised Fund.  A Sub-Adviser of a particular Subadvised Fund will receive from the Adviser investment sub-advisory fees calculated in the same manner (but not necessarily the same rate) as the investment advisory fees (i.e., calculated daily and paid monthly at the annual rate based on the average daily net assets allocated by the Adviser to such Sub-Adviser, which may be all of the assets or a portion of the assets of such Subadvised Fund).

The terms of the Advisory Agreement comply with Section 15(a) of the 1940 Act.  The Advisory Agreement was or will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Advisory Agreement.  The fee paid to a Sub-Adviser results from the negotiations between the Adviser and the particular Sub-Adviser and is approved by the Board, including a majority of the Independent Trustees.

C.

THE SUB-ADVISERS

The Trust and the Adviser have entered into Sub-Advisory Agreements on behalf of the Equinox EquityHedge U.S. Strategy Fund with the following six (6) Sub-Advisers:  (i) Confluence Investment Management; (ii) Equity Investment Corporation; (iii) Logan Capital Management, Inc.; (iv) Polen Capital Management, LLC; (v) Turner Investments, L.P.; and (vi) Quantum Capital Management.  Each of the Sub-Advisory Agreements were approved by the Board, including a majority of the Independent Trustees, and by the initial shareholder of the Equinox EquityHedge U.S. Strategy Fund.  The Trust and the Adviser may also, in the future, enter into other Sub-Advisory Agreements on behalf of the Equinox EquityHedge U.S. Strategy Fund and other Subadvised Funds.  Each Sub-Adviser is, and any future Sub-Adviser will be, an investment adviser as defined in Section 2(a)(20) of the 1940 Act.  Each Sub-Adviser is, and any future Sub-Advisers will be either registered with the Commission as an “investment adviser” under the Advisers Act or, if not registered with the Commission, a Non-Securities Adviser.5  The Adviser selects Sub-Advisers based on the Adviser’s evaluation of the Sub-Adviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board.  Sub-Advisers recommended to the Board are and will be, and the Sub-Advisers

5 A “Non-Securities Adviser” is a person who provides advice solely regarding matters that do not concern securities, including commodities, diamonds, precious metals, coins, and stamps.

identified above were, selected and initially approved by the Board, including a majority of the Independent Trustees.

The Adviser will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements, including the fees paid to the Sub-Adviser, with the Sub-Advisers and make recommendations to the Board as needed.

The specific investment decisions for each Subadvised Fund will be made by one or more Sub-Advisers, each of which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Adviser and the Board.6  Each Sub-Adviser will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund, and will assist the Adviser to maintain the Subadvised Fund's compliance with the relevant requirements of the 1940 Act. The Board will be provided with reports on the relevant Subadvised Fund's performance on a regular basis. At this time, none of the Subadvised Funds include the name of a sub-adviser in their name. If, in the future, the name of any Subadvised Fund contains the name of a Sub-Adviser, the name of the Adviser or the name of the entity controlling, controlled by, or under common control with the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by them, will precede the name of the Sub-Adviser.

Each existing Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Trustees, and the shareholders of the Subadvised Fund in accordance with 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  In addition, the terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement does, and any future Sub-Advisory Agreement will: (i) precisely describe the compensation to be paid to the Sub-Adviser; (ii) continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for its termination at any time, without the payment of any penalty, by the Board or by shareholders of the applicable Subadvised Fund on not more than 60 days’ written notice to the Sub-Adviser; and (iv) provide, in substance, for the automatic termination in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.  The Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested herein.

For its services to a Subadvised Fund, the Adviser receives an investment advisory fee from the Subadvised Fund specified in the Advisory Agreement.  The investment advisory fee for the current Fund is calculated daily and paid monthly at an annual rate based on the average daily net assets of the Fund.  A Sub-Adviser of a particular Subadvised Fund will receive from the Adviser investment sub-advisory fees calculated daily and paid monthly at annual rate based on the average daily net assets allocated to such Sub-Adviser, which may be all of the assets or a portion of the assets of such Subadvised Fund (“Sub-Advisory fees”).  Accordingly, the Sub-

6 Under the terms of the Advisory Agreement, the Adviser also has the authority to manage the assets of any Subadvised Fund directly.

Advisory fees payable to a Sub-Adviser will be calculated in the same manner as the investment advisory fees paid to the Adviser but not necessarily at the same rate or based on the entire amount of a Sub-Advised Fund’s assets since the Adviser may allocate a portion of a Subadvised Fund’s assets to one or more Sub-Adviser and negotiate different rates with each Sub-Adviser of a Sub-Advised Fund.  Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund.  The fee paid to a Sub-Adviser results from the negotiations between the Adviser and the particular Sub-Adviser and is approved by the Board, including a majority of the Independent Trustees.

Under the Manager of Managers Structure, the Adviser will continuously supervise and monitor each Sub-Adviser’s performance and periodically recommend to the Board which Sub-Advisers should be retained or released.  Sub-Adviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the Subadvised Funds.  If a Subadvised Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Subadvised Fund or its Sub-Adviser (such as a departure from the Subadvised Fund’s disclosed investment style, a change in management of the Sub-Adviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of each Sub-Adviser to meet the Subadvised Fund’s investment objective.  The Adviser will monitor possible replacement Sub-Advisers for the Subadvised Funds so that any transition can be recommended to the Board and, if approved, effected on a timely basis should a Sub-Adviser change be warranted.  Without the exemptive relief being requested herein, however, replacing a Sub-Advisor necessitates a proxy solicitation, which involves additional expenses and may delay the implementation of the change.

III.

EXEMPTION REQUESTED

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Subadvised Fund.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable Subadvised Fund will not be sought or obtained.7

If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Adviser or Subadvised Fund to the Sub-Adviser; (ii) continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty,

7 The Adviser acknowledges that material changes to Sub-Advisory agreements with Affiliated Sub-Advisers and changes to Affiliated Sub-Advisers would be subject to shareholder approval.

by the Board or by shareholders of the applicable Subadvised Fund on not more than 60 days’ written notice to the Sub-Adviser; and (iv) provide, in substance, for the automatic termination in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.  Upon issuance of the order, the prospectus of any Subadvised Fund that has received shareholder approval under condition (1) set forth below, will include at all times after such approval the disclosures provided for in condition (2) set forth below.

IV.

APPLICABLE LAW AND DISCUSSION

A.

SHAREHOLDER VOTE

1.

Applicable Law

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission…by order upon application, may conditionally or unconditionally exempt any person… or any class or classes of persons… from any … provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company…

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter…

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by [paragraph (c)(1) of this section], the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action: Provided, [t]hat the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person…who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities…and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)…

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company.  Accordingly, Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements with the Sub-Advisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser and the Subadvised Funds to submit Sub-Advisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Sub-Advisory Agreement.

2.

Discussion

Applicants seek relief to permit each Subadvised Fund and/or the Adviser to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser will operate each Subadvised Fund in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)

Necessary or Appropriate in the Public Interest

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  In the case of a Subadvised Fund, the Adviser does not normally make the day-to-day investment decisions for the Subadvised Fund.8  Instead, the Adviser establishes an investment program for each Subadvised Fund and selects, supervises, and evaluates the Sub-Advisers who make the day-to-day investment decisions for each Subadvised Fund.  This is a service that the Adviser believes adds value to the investment of each Subadvised Fund’s shareholders because the Adviser is able to select those Sub-Advisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund’s strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Subadvised Fund.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Subadvised Fund’s management or investment performance, and expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Subadvised Fund’s investment objective.  Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate each Sub-Adviser out of the investment advisory fee or from other Adviser assets.  Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation.  There is no compelling policy reason why the Subadvised Fund’s shareholders should be required to approve the relationship between the Sub-Advisers and each applicable Subadvised Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by a Subadvised Fund, shareholders of that Subadvised Fund would be required to approve the Sub-Advisory Agreement with that Sub-Adviser.  Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change.  Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Sub-Adviser.  In all these instances, the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-

8 While the Advisor typically will not make day-to-day investment decisions for a Subadvised Fund utilizing the Manager of Managers Structure, the Advisor may do  so subject to the terms of the Investment Advisory Agreement.

Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Subadvised Fund and its shareholders.

Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund’s shareholders and allows the Subadvised Fund to operate more efficiently.  The Trust is not required to hold an annual shareholder meeting and no Subadvised Funds are expected to be required to hold such annual shareholder meetings.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Fund is able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Subadvised Fund and its shareholders.  Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Sub-Adviser that is unable to manage the Subadvised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Adviser, the Trust, and the Subadvised Fund — the affected Subadvised Fund may be forced to operate without a Sub-Adviser or with less than optimum number of Sub-Advisers.  The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Subadvised Fund.

(b)

Consistent with the Protection of Investors

Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement remains fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Fund, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Sub-Advisers.  Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders.

In evaluating the services that a Sub-Adviser will provide to a Subadvised Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Fund;

(2)

a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)

reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)

reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In addition, the Adviser and the Board consider the Sub-Adviser’s compensation with respect to each Subadvised Fund for which the Sub-Adviser will provide portfolio management services.  The Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund.  Accordingly, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

(1)

a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)

comparisons of the proposed fees to be paid by each applicable Subadvised Fund with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3)

data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.

If the relief requested is granted, shareholders of a Subadvised Fund will receive adequate information about the Sub-Advisers.  The prospectus and statement of additional information (“SAI”) for each Subadvised Fund will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Subadvised Fund (except as modified to permit Aggregate Fee Disclosure as defined in this Application).  If a new Sub-Adviser is retained or a Sub-Advisory Agreement materially amended, the affected Subadvised Fund’s prospectus and SAI will be supplemented, if required, promptly pursuant to Rule 497 under the Securities Act of 1933, as amended.  If new Sub-Advisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement9 and (b) the Subadvised

9 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an Information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Adviser provides no more meaningful information to shareholders than the proposed Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

3.

Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including Sub-Advisory contracts.10  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.11  The relief sought in this Application is fully consistent with this public policy.

The Advisory Agreement and any Sub-Advisory Agreements with Affiliated Sub-Advisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The prospectus of each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Adviser may hire or change Sub-Advisers for the Subadvised Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser’s selection of

10 See Section 1(b)(6) of the 1940 Act.

11 Hearings on S. 3580 before a Subcomm. of the Senate Comm. On Banking and Currency, 76th Cong. 3d. Sess. 253 (1940) (statement of David Schenker).

a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may exchange their shares for those of another Fund or may redeem their shares.

B.

DISCLOSURE OF SUB-ADVISERS’ FEES

1.

Applicable Law

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser...under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i).  Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Sub-Adviser in connection with a Sub-Advisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Sub-Adviser, the nature of a Sub-Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Adviser.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee

Disclosure”) in lieu of disclosing the fees paid to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1) (ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.  For a Subadvised Fund that employs an Affiliated Sub-Adviser, the Subadvised Fund will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.

2.

Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Subadvised Funds using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Subadvised Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser intends to operate the Subadvised Funds in a manner different from a traditional investment company.  By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Subadvised Fund among Sub-Advisers rather than by hiring its own employees to manage the assets directly.  The Adviser, under the supervision of the Board, will be responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement.  In return, the Adviser will receive an advisory fee from each Subadvised Fund.  Pursuant to a Sub-Advisory Agreement, the Adviser may compensate a Sub-Adviser from its advisory fees or may have the Subadvised Fund compensate the Sub-Adviser directly.  Disclosure of the individual fees that the Adviser or Subadvised Fund would pay to a Sub-Adviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Sub-Adviser.  Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Subadvised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers.  There are no policy reasons that require shareholders of the Subadvised Funds to be told the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.12

12 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted.  See Investment Company Act Release No. 26533 (Aug. 23, 2004).  Under these disclosure requirements a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Adviser.

The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers.  The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser.  If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts.  Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount.   The relief will also encourage Sub-Advisers to negotiate lower Sub-Advisory fees with the Adviser if the lower fees are not required to be made public.

C.

PRECEDENT

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Highland Associates, Inc. and Financial Investors Trust, Release Nos. 30259 (November 9, 2012) (notice) and 30291 (December 5, 2012) (order); Trust for Professional Managers and Collins Capital Investments, LLC, Release Nos. 30235 (October 18, 2012) and 30263 (November 14, 2012) (order); PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc., Release Nos. 30224 (September 27, 2012) (notice) and 30241 (October 23, 2012) (“Pace”); Pax World Funds Management Series Trust I and Pax World Management LLC, Release Nos. 29751 (August 1, 2011) (notice) and 29783 (September 7, 2011) (order) (“Pax”); Sterling Capital Funds and Sterling Capital Management LLC, Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order) (“Sterling”); Highland Capital Management, L.P. and Highland Funds I, Release Nos. 29445 (September 27, 2010) (notice) and 29488 (October 26, 2010) (order) (“Highland”); and Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Pace; Pax; Sterling; Highland; Northern Lights; Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust, Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order); Cash Account Trust, Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12, 2010) (order); Strategic Funds, Inc., Release Nos. 29064 (November 30, 2009) (notice) and 29097 (December 23, 2009) (order); Grail Advisors LLC and Grail Advisors ETF Trust, Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order); GE Funds, Release No. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Embarcadero Funds, Inc., Release Nos. 28769 (June 22, 2009) and 28820 (July 20, 2009) (order); Trust for Professional Managers, Release Nos. 28382 (September 19,

2008) (notice) and 28439 (October 15, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc., Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, Release Nos. 28010 (October 2, 2007) (notice) and 13419 (October 29, 2007) (order); Trust for Professional Managers, Inc., Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order); Forum Funds, Release No. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order); Atlas Assets, Inc.  and Atlas Advisers, Inc., Release Nos. 26599 (September 16, 2004) (notice) and 26631 (October 13, 2004) (order); JNL Series Trust, Release Nos. 25956 (March 12, 2003) (notice) and 25997 (April 8, 2003) (order); Oppenheimer Select Managers, Release Nos. 25928 (February 6, 2003) (notice) and 25952 (March 4, 2003); and AB Funds Trust and SBC Financial Services, Inc., Release Nos. 25805 (November 19, 2002) (notice) and 25848 (December 17, 2002) (order).

V.

CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)

Before a Subadvised Fund may rely on the order, the operation of the Subadvised Fund in the manner described in this Application will be approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchased shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.

(2)

The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application.  In addition, each Subadvised Fund will hold itself out to the public as employing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

(3)

Subadvised Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

(4)

The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

(5)

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(6)

To the extent that that the Independent Trustees engage legal counsel, such counsel will meet the requirements of Independent Legal Counsel, as defined in Rule 0-1(a)(6)

under the 1940 Act. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

(7)

Whenever a Sub-Adviser change is proposed for a Subadvised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust’s board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

(8)

Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(9)

The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis.  The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

(10)

The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and, subject to review and approval by the Board, will:  (a) set the Subadvised Fund’s overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of the Subadvised Fund’s assets; (c) when appropriate, allocate and reallocate the Subadvised Fund’s assets among Sub-Advisers; (d) monitor and evaluate the investment performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Subadvised Fund’s investment objectives, policies, and restrictions.

(11)

No Trustee or officer of the Trust or of a Subadvised Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for: (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

(12)

Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

(13)

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VI.

PROCEDURAL MATTERS

All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application.  The Board of Trustees or Directors, as the case may be, of each Applicant has adopted a resolution that authorizes the filing of this Application.  Copies of the authorizations required by Rule 0-2(c) under the Act are attached as Exhibit A.  The verifications required by Rule 0-2(d) under the Act are attached as Exhibit B.

Pursuant to Rule 0-2(f) under the Act, Applicants further state that:

(a)

The addresses of the Applicants are:

Equinox Funds Trust

17605 Wright Street, Suite 2

Omaha, Nebraska 68130

Equinox Institutional Asset Management LP

47 Hulfish Street, Suite 510

Princeton, NJ 08542

(b)

Any questions regarding this Application should be directed to:

Pepper Hamilton LLP

Attn: John M. Ford, Esq.

3000 Two Logan Square

Philadelphia, PA 19103

Phone: 215-981-4009

VII.

AUTHORIZATIONS

Applicants have taken all actions necessary to authorize the execution and filing of this Application and have complied with all applicable requirements of law.  Each Applicant represents that the person signing and filing this Application on its behalf is authorized to do so.  A Certification or Authorization with respect to each Applicant is attached as Exhibit A.

VIII.

CONCLUSION

For reasons set forth above, Applicants respectfully request that the Commission publish a notice of the filing of this Application and thereafter issue an order pursuant to Section 6(c) of the Act granting the relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.

Respectfully submitted,

EQUINOX FUNDS TRUST

By

/s/ Robert J. Enck

Name: Robert J. Enck
Title:   President and Principal Executive Officer

EQUINOX INSTITUTIONAL ASSET MANAGEMENT LP

BY: EQUINOX INSTITUTIONAL CAPITAL MANAGEMENT, LLC

/s/ Afroz Qadeer

Name: Afroz Qadeer

Title: President

Date: 3/6/2013

EXHIBITS

A.

Authorization and Certification

B.

Verifications

EXHIBIT A

AUTHORIZATION

The undersigned states he has duly executed the attached Application dated March 6, 2013 for and on behalf of Equinox Institutional Asset Management LP in his capacity as President of Equinox Institutional Capital Management, LLC the General Partner of the Adviser; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EQUINOX INSTITUTIONAL ASSET MANAGEMENT LP

BY: EQUINOX INSTITUTIONAL CAPITAL MANAGEMENT, LLC

/s/ Afroz Qadeer

Name: Afroz Qadeer

Title: President

Date: 3/6/2013

A-1

CERTIFICATION

I, Robert J. Enck, do hereby certify that I am the duly elected and qualified President and Principal Executive Officer of Equinox Funds Trust (the “Trust”), and that the following is a true and correct copy of the resolution that was duly adopted by the vote of the Board of Trustees of the Trust at a meeting held on November 16, 2012, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

RESOLVED, that the officers of the Trust, on behalf of any series of the Trust managed by the Adviser now or hereafter existing that uses or may use the manager of managers structure (each, a “Fund”), be, and they hereby are, authorized to execute and file with the SEC, an application pursuant to Section 6(c) of the 1940 Act for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and fire sub-advisers and amend sub-advisory contracts without shareholder approval (the “Exemptive Application”), in substantially the form presented at this Meeting, with such changes as the officers may approve with the advice of counsel, and any amendments thereto, in a form satisfactory to such officers and counsel, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and it is further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have set my hand this 6th day of March, 2013.

/s/ Robert J. Enck
Robert J. Enck
President and Principal Executive Officer

A-2

EXHIBIT B

VERIFICATION

STATE OF NJ

)

)

COUNTY OF Mercer

)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for exemptions from Section 15(a) of the Act and Rule 18f-2 thereunder and from certain disclosure requirements under various rules and forms for and on behalf of Equinox Funds Trust (“Trust”); that he is President and Principal Executive Officer of the Trust; and that all actions by shareholders, trustees or other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert J. Enck

Name: Robert J. Enck

Title: President and Principal Executive Officer

Date: 3/6/2013

B-1

VERIFICATION

STATE OF NJ

)

)

COUNTY OF Mercer

)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for exemptions from Section 15(a) of the Act and Rule 18f-2 thereunder and from certain disclosure requirements under various rules and forms for and on behalf of Equinox Institutional Asset Management LP (“Adviser”), in his capacity as President of Equinox Institutional Capital Management, LLC, the General Partner of the Adviser; and that all actions by shareholders, directors or other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EQUINOX INSTITUTIONAL ASSET MANAGEMENT LP

BY: EQUINOX INSTITUTIONAL CAPITAL MANAGEMENT, LLC

/s/ Afroz Qadeer

Name: Afroz Qadeer

Title: President

Date: 3/6/2013

B-2